Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED SECOND QUARTER 2013 RESULTS

NANJING, CHINA, August 13, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended June 30, 2013.

Highlights

Revenue from continuing operations for the second quarter of 2013 was RMB483.0 million (US$78.7 million), a decrease of 3.0% compared to RMB498.1 million for the same period in 2012. Revenue from continuing operations for the first six months of 2013 was RMB986.9 million (US$160.8 million), an increase of 2.9% from RMB959.1 million for the same period in 2012.

Gross margin from continuing operations for the second quarter of 2013 decreased to 83.1% compared to 84.5% for the same period in 2012. For the first six months of 2013, gross margin decreased to 81.5% compared to 83.8% for the same period in 2012.

Operating income from continuing operations was RMB10.7 million (US$1.7 million) for the second quarter of 2013, a decrease of 67.5% from RMB33.0 million for the same period in 2012. Operating income from continuing operations was RMB52.3 million (US$8.5 million) for the first six months of 2013, a decrease of 27.3% from RMB72.0 million for the same period in 2012.

Net income attributable to Simcere was RMB22.7 million (US$3.7 million) for the second quarter of 2013, a decrease of 15.7% from RMB27.0 million for the same period in 2012. Net income attributable to Simcere was RMB52.7 million (US$8.6 million) for the first six months of 2013, a decrease of 5.2% from RMB55.6 million for the same period in 2012.

Net income attributable to Simcere from continuing operations for the second quarter of 2013 was RMB8.2 million (US$1.3 million), a decrease of 57.6% from RMB19.4 million for the same period in 2012. Net income attributable to Simcere from continuing operations for the first six months of 2013 was RMB30.9 million (US$5.0 million), a decrease of 32.5% from RMB45.8 million for the same period in 2012.

On June 17, 2013, the Company entered into a share transfer agreement to sell its approximately 99.99% equity interest in Jilin Boda Pharmaceutical Co., Ltd. (“Boda”) to Zhuhai Rongding Equity Investment Partnership L.P. for a total cash consideration of RMB400 million (US$65.2 million). Boda is currently the manufacturer of Yidasheng.  In accordance with U.S. GAAP, assets and liabilities associated with the sale have been classified as “held for sale” and Boda’s quarterly operating results are presented as discontinued operations. The preliminary unaudited condensed consolidated statements of income have been retrospectively modified to distinguish between continuing operations and discontinued operations.

“In the second quarter of 2013, our total revenue was impacted by the government’s pricing policy, government restrictions on the use of antibiotics and market competition,” said Mr. Hongquan Liu, Executive Director and Chief Executive Officer of Simcere Pharmaceutical Group. “Due to the changing market environment, we are still facing a lot of challenges in 2013.”

Mr. Liu added, “We are encouraged by the collaboration announced in June of this year between Simcere and Bristol-Myers Squibb on the development of the subcutaneous (SC) formulation Orencia® (abatacept) for the treatment of rheumatoid arthritis. We submitted a clinical trials application for Orenica® and which was accepted by the CFDA.”

2013 Second Quarter Financial Results

Revenue from continuing operations for the second quarter of 2013 was RMB483.0 million (US$78.7 million), compared to RMB498.1 million for the second quarter of 2012, representing a decrease of 3.0%. Revenue from continuing operations for the first six months of 2013 was RMB986.9 million (US$160.8 million), representing an increase of 2.9% from RMB959.1 million for the same period in 2012.

The tables below set forth the Company’s top 10 products, excluding Yidasheng which is manufactured by Boda, a subsidiary to be disposed by the Company, by revenue for the three months ended June 30, 2013 and the six months ended June 30, 2013:

In Thousands

		Three months ended June 30, 2013			Three months ended June 30, 2012
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change

Bicun	Neuroscience	124,376	20,265	25.8%	152,622	30.6%	(18.5%)

Endu	Oncology	88,322	14,391	18.3%	66,779	13.4%	32.3%

Sinofuan	Oncology	45,786	7,460	9.5%	41,683	8.4%	9.8%

Yintaiqing	Inflammation	45,117	7,351	9.3%	43,928	8.8%	2.7%

Zailin	Infectious Disease	42,726	6,962	8.8%	61,630	12.4%	(30.7%)

Biqi	Gastroenterology	27,174	4,428	5.6%	26,812	5.4%	1.4%

Jiebaishu	Oncology	18,917	3,082	3.9%	19,507	3.9%	(3.0%)

Anxin	Infectious Disease	12,508	2,038	2.6%	14,775	3.0%	(15.3%)

Faneng	Anti-Osteoporosis	12,490	2,035	2.6%	8,775	1.8%	42.3%

Lowvo	Oncology	9,667	1,575	2.0%	8,385	1.7%	15.3%

Others		55,912	9,110	11.6%	53,168	10.6%	5.2%

Total		482,995	78,697	100.0%	498,064	100.0%	(3.0%)

		Six months ended June 30, 2013			Six months ended June 30, 2012
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change

Bicun	Neuroscience	250,569	40,827	25.4%	288,015	30.0%	(13.0%)

Endu	Oncology	168,550	27,463	17.1%	123,128	12.8%	36.9%

Zailin	Infectious Disease	105,295	17,156	10.7%	121,662	12.7%	(13.5%)

Yintaiqing	Inflammation	93,573	15,246	9.5%	77,075	8.0%	21.4%

Sinofuan	Oncology	78,430	12,779	7.9%	80,973	8.4%	(3.1%)

Biqi	Gastroenterology	51,593	8,406	5.2%	48,720	5.1%	5.9%

Jiebaishu	Oncology	36,070	5,877	3.7%	34,734	3.6%	3.8%

Anxin	Infectious Disease	29,134	4,747	3.0%	30,289	3.2%	(3.8%)

Faneng	Anti-Osteoporosis	25,993	4,235	2.6%	17,646	1.8%	47.3%

Kechuanning	Respiratory	23,399	3,813	2.4%	24,542	2.6%	(4.7%)

Others		124,340	20,259	12.5%	112,269	11.8%	10.8%

Total		986,946	160,808	100.0%	959,053	100.0%	2.9%

Gross margin from continuing operations was 83.1% for the second quarter of 2013 compared to 84.5% for the second quarter of 2012. The decrease was mainly due to a drop in sales of products with higher gross margins as a percentage of total sales. Gross margin from continuing operations was 81.5% for the first six months of 2013 compared to 83.8% for the same period in 2012.

Research and development expenses from continuing operations for the second quarter of 2013 totaled RMB45.2 million (US$7.4 million) which represented a decrease of 16.5% from RMB54.1 million for the same period in 2012. The decrease was primarily due to completing the development of the Company’s influenza vaccine product and its transition to commercial manufacturing. As a percentage of revenue from continuing operations, research and development expenses from continuing operations decreased to 9.3% for the second quarter of 2013 from 10.9% for the same period in 2012. For the first six months of 2013, research and development expenses from continuing operations totaled RMB89.3 million (US$14.5 million), compared to RMB101.3 million for the same period in 2012.

Sales, marketing and distribution expenses from continuing operations for the second quarter of 2013 were RMB280.3 million (US$45.7 million), which represented a decrease of 0.8% from RMB282.7 million for the same period in 2012. As a percentage of total revenue from continuing operations, sales, marketing and distribution expenses from continuing operations increased to 58.0% for the second quarter of 2013 from 56.7% for the same period in 2012. For the first six months of 2013, sales, marketing and distribution expenses from continuing operations were RMB536.4 million (US$87.4 million), which represented an increase of 0.4% from RMB534.2 million for the same period in 2012.

General and administrative expenses from continuing operations were RMB65.3 million (US$10.6 million) for the second quarter of 2013, which represented an increase of 27.1% from RMB51.4 million for the same period in 2012. The increase was primarily due to legal and professional fees incurred during the Company’s going-private process and the share-based compensation expenses as noted in the paragraph below. As a percentage of revenue from continuing operations, general and administrative expenses increased to 13.5% for the second quarter of 2013 from 10.3% for the same period in 2012. For the first six months of 2013, general and administrative expenses from continuing operations were RMB126.6 million (US$20.6 million), which represented an increase of 12.8% from RMB112.2 million for the same period in 2012.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB8.5 million (US$1.4 million) for the second quarter of 2013. Share-based compensation expenses for the second quarter of 2012 were RMB2.7 million. For the first six months of 2013, share-based compensation expenses totaled RMB18.2 million (US$3.0 million), which represented an increase of 179% from RMB6.5 million for the same period in 2012. The increase was primarily due to restricted shares granted to our management in the second half of 2012.

Operating income from continuing operations was RMB10.7 million (US$1.7 million) for the second quarter of 2013, decreased by 67.5% from RMB33.0 million for the same period in 2012. For the first six months of 2013, operating income from continuing operations was RMB52.3 million (US$8.5 million), representing a decrease of 27.3% from RMB72.0 million for the same period in 2012.

Income tax benefit from continuing operations for the second quarter of 2013 was RMB10.3 million (US$1.7 million), resulting from the reversal of the unrecognized tax benefits and related accrued cumulative interest as a result of a lapse of the statute of limitations in accordance to the PRC Tax Administration and Collection Law, compared to income tax expense of RMB0.5 million for the second quarter in 2012. For the first six months of 2013, income tax benefit from continuing operations was RMB4.8 million (US$ 0.8 million) compared to income tax expense of RMB 2.7 million for the same period in 2012.

Income from discontinued operations, net of tax, was RMB14.5 million (US$2.4 million) and RMB7.6 million for the second quarter of 2013 and 2012, respectively. For the first six months of 2013, income from discontinued operations, net of tax, was RMB21.8 million (US$3.5 million), up 122.0% from 9.8 million for the same period in 2012.

Net income attributable to Simcere was RMB22.7 million (US$3.7 million) for the second quarter of 2013, which consists of net income attributable to Simcere from continuing operations of RMB8.2 million (US$1.3 million) and net income attributable to Simcere from discontinued operations of RMB14.5 million (US$2.4 million). Net income attributable to Simcere from continuing operations for the second quarter of 2013 decreased by 57.6% from RMB19.4 million for the same period in 2012. Net margin from continuing operations, which represents net income attributable to Simcere from continuing operations divided by revenue from continuing operations, was 1.7% for the second quarter of 2013, compared to 3.9% for the second quarter of 2012. For the first six months of 2013, net income attributable to Simcere was RMB52.7 million (US$8.6 million) which consists of net income attributable to Simcere from continuing operations of RMB30.9 million (US$5.0 million) and net income attributable to Simcere from discontinued operations of RMB21.8 million (US$3.5 million). For the first six months of 2012, net income attributable to Simcere was RMB55.6 million which consists of net income attributable to Simcere from continuing operations of RMB45.8 million and net income attributable to Simcere from discontinued operations of RMB9.8 million. Net margin from continuing operations was 3.1% for the first six months of 2013, compared to 4.8% for the same period in 2012.

Basic and diluted earnings per American Depository Share (“ADS”) from continuing operations for the second quarter of 2013 were RMB0.16 (US$0.03) and RMB0.15 (US$0.02), respectively. Basic and diluted earnings per ADS from continuing operations for the first six months of 2013 were RMB0.59 (US$0.10) and RMB0.58 (US$0.09), respectively. Basic and diluted earnings per ADS from discontinued operations for the second quarter of 2013 were RMB0.28 (US$0.05) and RMB0.27 (US$0.04), respectively. Basic and diluted earnings per ADS from discontinued operations for the first six months of 2013 were RMB0.41 (US$0.07) and RMB0.41 (US$0.07), respectively. One ADS represents two ordinary shares of the Company.

As of June 30, 2013, the Company had cash and restricted cash of RMB643.4 million (US$104.8 million), compared to RMB201.6 million as of December 31, 2012. The increase was primarily due to cash consideration received related to sell of equity interest in Shanghai Celgen.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the second quarter of 2013 on August 13th 2013, at 8:00 a.m. Eastern Time (Tuesday, August 13th at 8:00 p.m. Beijing/Hong Kong time).

The management team will be on the call to discuss the results for the second quarter of 2013 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.845.675.0437
China Domestic toll:	800.819.0121
China Domestic mobile toll:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q2 2013 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 23263347.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1. 855.452.5696
United States toll:	+1. 646.254.3697

The passcode for replay participants is 23263347. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy, such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Jie Liu D’Elia	Cindy Zheng
Vice President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666*8857

In Beijing:
Yue Yu
Brunswick Group
Tel: 86-10-5960-8600

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended June 30,			Six months ended June 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	498,064	482,995	78,697	959,053	986,946	160,808
Total revenue	498,064	482,995	78,697	959,053	986,946	160,808
Cost of materials and production	(76,976)	(81,540)	(13,286)	(155,007)	(182,390)	(29,717)
Gross profit	421,088	401,455	65,411	804,046	804,556	131,091

Operating expenses and other operating income:
Research and development	(54,060)	(45,150)	(7,356)	(101,283)	(89,298)	(14,550)
Sales, marketing and distribution	(282,650)	(280,277)	(45,667)	(534,216)	(536,369)	(87,394)
General and administrative	(51,378)	(65,314)	(10,642)	(112,229)	(126,554)	(20,620)
Other operating income	—	—	—	15,650	—	—
Income from operations	33,000	10,714	1,746	71,968	52,335	8,527

Interest income	1,125	991	161	1,958	1,845	301
Interest expense	(18,394)	(10,961)	(1,786)	(36,891)	(23,707)	(3,863)
Foreign currency exchange losses	(546)	(350)	(57)	(603)	(376)	(61)
Other income	108	3,571	582	4,189	4,711	767
Equity in losses of equity method affiliated company	(2,383)	(11,273)	(1,837)	(4,926)	(23,126)	(3,768)

Earnings (losses) from continuing operations before income taxes	12,910	(7,308)	(1,191)	35,695	11,682	1,903

Income tax (expenses) benefits	(506)	10,310	1,680	(2,738)	4,819	786
Net Income from continuing operations	12,404	3,002	489	32,957	16,501	2,689

Earnings from discontinued operations before income taxes	7,337	17,264	2,813	9,962	25,535	4,160

Income tax benefits (expenses)	250	(2,748)	(448)	(155)	(3,763)	(613)

Income from discontinued operations, net of tax	7,587	14,516	2,365	9,807	21,772	3,547

Net Income	19,991	17,518	2,854	42,764	38,273	6,236

Net loss attributable to the non-controlling interests	6,983	5,226	852	12,834	14,414	2,349
Net income attributable to Simcere Pharmaceutical Group shareholder	26,974	22,744	3,706	55,598	52,687	8,585

Net income attributable to Simcere Pharmaceutical Group shareholder from continuing operations	19,387	8,229	1,341	45,792	30,917	5,038

Net income attributable to Simcere Pharmaceutical Group shareholder from discontinued operations	7,587	14,515	2,365	9,806	21,770	3,547
Earnings per share attributable to Simcere from continuing operations:

Basic	0.18	0.08	0.01	0.42	0.29	0.05
Diluted	0.18	0.08	0.01	0.42	0.29	0.05

Earnings per share attributable to Simcere from discontinued operations:

Basic	0.07	0.14	0.02	0.09	0.21	0.03
Diluted	0.07	0.14	0.02	0.09	0.21	0.03

Earnings per ADS attributable to Simcere from continuing operations:

Basic	0.36	0.16	0.03	0.85	0.59	0.10
Diluted	0.36	0.15	0.02	0.85	0.58	0.09

Earnings per ADS attributable to Simcere from discontinued operations:

Basic	0.14	0.28	0.05	0.18	0.41	0.07
Diluted	0.14	0.27	0.04	0.18	0.41	0.07

Weighted average number of ordinary shares:

Basic	107,834,280	105,308,644	105,308,644	108,136,224	105,233,637	105,233,637
Diluted	107,961,891	107,103,181	107,103,181	108,329,408	106,691,583	106,691,583

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	June 30,	June 30,
	2012	2013	2013
	RMB	RMB	USD
Assets

Current assets
Cash and pledged bank deposits	201,556	643,388	104,831
Assets held for sale	90,550	267,185	43,534
Bills receivable	679,630	607,575	98,996
Accounts receivable, net	413,481	479,308	78,096
Inventories	120,932	117,511	19,147
Other current assets	237,248	215,508	35,113
Total current assets	1,743,397	2,330,475	379,717
Property, plant and equipment, net	853,546	785,904	128,052
Land use rights	128,220	118,285	19,273
Goodwill and intangible assets, net	519,334	427,315	69,625
Investment in equity method investments	56,785	34,408	5,606
Other non-current assets	71,381	111,990	18,247
Total assets	3,372,663	3,808,377	620,520
Liabilities
Current liabilities
Short-term borrowings	675,779	742,290	120,945
Accounts payable	47,136	50,567	8,239
Bills payable	15,000	20,000	3,259
Other payables and accrued liabilities	471,603	767,919	125,122
Liabilities directly associated with assets held for sale	—	35,843	5,840
Total current liabilities	1,209,518	1,616,619	263,405
Long-term borrowings	2,000	2,000	326
Deferred tax liabilities	56,120	39,958	6,510
Other liabilities	32,657	21,195	3,453
Total liabilities	1,300,295	1,679,772	273,694

Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,258	8,266	1,347
Additional paid-in capital	853,551	871,837	142,053
Accumulated other comprehensive loss	(104,147)	(104,476)	(17,022)
Retained earnings	1,254,464	1,307,151	212,981
Total equity attributable to Simcere	2,012,126	2,082,778	339,359
Non-controlling interest	60,242	45,827	7,467
Total shareholders’ equity	2,072,368	2,128,605	346,826
Commitments and contingencies
Total liabilities and shareholders’ equity	3,372,663	3,808,377	620,520

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.1374 on June 28, 2013 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.